Filed by Aetna Inc.
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6(b)
of the Securities Exchange Act of 1934

Subject Company: Humana Inc.

Commission File No. for Registration Statement on

Form S-4 filed by Aetna Inc.: 333-206289

The following statement was made available on Aetna’s external website:

Mark T. Bertolini

Chairman and Chief Executive Officer

Aetna, Inc.

United States House of Representatives Committee on the Judiciary

Subcommittee on Regulatory Reform, Commercial and Antitrust Law

“Healthy Competition? An Examination of the Proposed Health Insurance Mergers and the

Consequent Impact on Competition”

September 29, 2015

I. Introduction

Chairman Marino, Ranking Member Johnson, and members of the Subcommittee, thank you for having me here today to discuss Aetna’s proposed acquisition of Humana. My name is Mark Bertolini, and I am the Chairman and CEO of Aetna. Founded in 1853 in Hartford, CT, Aetna is a diversified health care benefit company that provides individuals, employers, health care professionals, and others with innovative benefits, products, and services. The Aetna acquisition of Humana is about bringing together two companies that are highly complementary, Aetna has traditionally been a large commercial health insurance company while Humana has been a large Medicare company known for its leadership and expertise in Medicare. After the acquisition, Aetna will have a product portfolio balanced more evenly between commercial and government products (such as Medicare and Medicaid).

While this deal is primarily about Medicare, coming together will enable us to offer more consumers a broader choice of products and access to higher quality and more affordable health plan options. With respect to Medicare, it is important to point out that of the 54 million beneficiaries in Medicare today, 37 million or 68 percent receive their care through fee- for-service Medicare, while the remaining 17 million or one-third receive their care through Medicare Advantage, the private Medicare option delivered through health plans.

Post-merger we believe that robust choice and competition will remain in the Medicare market:

•	There are 143 health care companies offering Medicare Advantage plans, with new entrants coming into Medicare Advantage: 28 new health plans have joined over the last 3 years, – of which 15 are owned by providers.

•	Today, in the over 3,200 counties across the country, Medicare Advantage is available in 3,100 of those counties.

•	Beneficiaries have an average of 18 Medicare Advantage private plan options to choose from; even in non-metro (more rural areas) there is an average of 10 plan options to choose.

•	After the transaction, only 8 percent of Medicare beneficiaries will receive their health benefits from Humana or Aetna, meaning that 92 percent of all beneficiaries will receive their health benefits either from either fee-for-service Medicare or other Medicare Advantage plans.

On the commercial side of the market, Humana represents less than 2 percent of the market and we are under 12 percent nationwide. Nationally, there are over 400 insurance companies operating in the commercial market with a Blue Cross Blue Shield plan being the largest insurer in more than 30 States. After the transaction other companies will have 87 percent of the commercial enrollment. On the public exchanges, in the 24 states where both Aetna and Humana operate, there is overlap in eight states. In those eight states, there are on average 10 other competing insurers, so we believe there will be no material change to the competiveness of the commercial health insurance market as a result of our transaction.

II. Dynamic and Changing Industry

The healthcare industry is rapidly transforming amid a highly competitive environment where a number of new companies have entered the market, providing consumers with more choice than ever before. Many of these new market entrants are delving into the health sector for the first time. For example, CVS Health and IBM recently announced plans to join forces to improve health care management services to patients with chronic diseases, with the help of advanced technology. Meanwhile, Apple has launched new apps that provide stronger links and information between patients and their doctors, and Google is making large investments in consumer health and telehealth. In the insurance space, start-up Oscar, with recently announced additional investment from Google, has built a successful new model with a consumer-centric approach focused on providing insurance through the exchanges in New York and New Jersey with plans to expand to other states. Earlier this month, the auto unions announced they were starting to contract directly with providers for the care for their members.

Many of these new market entrants reflect the industry’s dramatic shift towards consumerism. A recent survey found that 60 percent of consumers prefer to take a lead role in decisions about their health care, while 80 percent believe a consumer oriented approach in health care is good for Americans. Consumers want and expect health care to be as easy to use as Uber or Amazon — there is no reason that health care should not be moving in the same direction as other industries.

Providers, as well, are rethinking their place in the health sector and expanding their traditional roles. Many providers are increasingly taking on insurance risk — through Accountable Care Organizations (ACOs), partnerships with insurers, and even starting their own insurance plans for sale on the exchanges and through Medicare Advantage. For example, this year, three health systems and providers sold their own health plans on the exchanges, and 63 other providers sold co-branded plans with an insurer. These patterns are also playing out in Medicare and Medicaid, for example, the number of Medicare beneficiaries selecting provider- owned Medicare Advantage plans rose 8.2 percent in 2013, while the number of Medicaid beneficiaries enrolled in provider-owned plans rose 15.3 percent. Over the past four years, there have been 28 new companies offering 104 new plan options in 24 states that represent 13.6 million Medicare beneficiaries. This year, there are 190 current Medicare Advantage contracts with provider owned/affiliated plans--just under 47 percent of these are hospital based health systems and with the rest sponsored by Long Term Care providers or physician groups.

Consumer Engagement

As a result of these industry-wide changes, a new economic model is emerging for health insurers. Competing on price alone is no longer enough; instead consumer engagement will be key, especially as more individuals move from employer-based insurance to the individual market, where the consumer will determine where and how to access the health care system. We believe that to be successful, insurers will need to compete on price, but will win on how effectively they engage consumers to help keep them healthy and make it easier to navigate the health care system.

In our view, a consumer-centric model includes health insurance products that are simple and easy to understand. We want to create a shopping experience where people can easily compare plan prices and benefits, and understand upfront how much they would pay in the form of co-pays and deductibles when visiting a primary care doctor, specialist, or pharmacy. After enrolling we would stay engaged with customers, through apps and other technology in a similar way that people engage with their bank or Amazon after getting an Amazon Prime Account. We would use this technology to make it easier to deal with some of the more frustrating aspects of health insurance as well, such as provider billing, premium payment, and annual enrollment. And lastly, we would aim to help customers stay healthy by offering discounts on products such as exercise monitors or discounts for participating in metabolic testing that helps individuals better understand their health status and identifies concrete steps that can be taken so they can get healthier. Our goal is to simplify the consumer experience and when it comes time to re-enroll customers decide to choose Aetna because they experienced best-in-class service.

III. Fundamental Shift in Health Care Delivery

The model for providing health insurance is going through a fundamental shift in the U.S. Our health care system was largely designed in the 1960s and has many shortcomings, for example, public and private insurers typically pay for care based on volume (i.e., the number of services provided) rather than (be rewarded for getting a person back to the fullest health possible. Care has generally been delivered in “silos” rather than in a coordinated manner; and there is a great deal of inefficiency and waste. According to the Institute of Medicine (IOM), 30 percent of health spending — approximately $750 billion in 2009 — was wasted on unnecessary services, excessive administrative costs, fraud, and other things that provide little value or improve patients’ health. Additionally, the sickest 10 percent of Medicare beneficiaries account for nearly 60 percent of total spending in traditional, fee-for-service Medicare. This population is more likely to suffer from chronic conditions, such as kidney disease, heart failure and Chronic Obstructive Pulmonary Disease (COPD), which are not only expensive to treat, but significantly diminish overall number of health day. More importantly, these Medicare beneficiaries too often do not get the type of seamless care they need and deserve to properly manage their conditions as they try to navigate a complex and confusing health care delivery system. Instead, these beneficiaries are in and out of numerous health care facilities, seeing sometimes dozens of providers and taking dozens of medications. Any yet, all of these services do not necessarily translate into higher quality of care.

As we work to address these deficiencies, the old “transaction” volume based model where insurers simply negotiated rates and paid health insurance claims is giving way to a new value based model. This new value based model centers around integrated partnerships between payers and providers with incentives designed to keep people healthy. Both Aetna and Humana are committed to building a first class health services business designed to deliver value-based care that keeps our customers healthy. This will be no easy task, but we believe that together, we can take these critical steps forward.

IV. Health Insurance is a Competitive Marketplace with a High Level of Choice at the

Local Level

The proposed transaction brings together Aetna and Humana’s complementary capabilities in the highly competitive Medicare and commercial product segments while diversifying Aetna’s portfolio. Aetna’s experience will make Humana’s commercial business more effective and competitive. Similarly, Humana’s capabilities will make Aetna’s Medicare business more effective and competitive by allowing Aetna to offer Humana’s award-winning care and service model to the rapidly growing Medicare population.

We believe that the combination of Aetna and Humana will enhance competition at the local level by giving consumers a strong alternative to Blue Cross Blue Shield plans and other competitors. In this way, this combination is actually strongly pro-competitive. Even after the acquisition, Aetna will continue to face significant competition from a large number of health plans and other new market entrants such as ACOs.

Competition is vigorous in the Medicare program. Health care is local, and what matters most to consumers are the plan options and providers available to them in their areas. Nowhere is this more evident than Medicare, where Medicare Advantage plans compete against traditional fee-for-service Medicare and each other in over 3,000 counties across the country. Currently, 17 of the country’s 54 million Medicare beneficiaries nationwide receive their benefits from Medicare Advantage plans. While Medicare Advantage enrollment has grown in recent years, 37 million — or two-thirds — of beneficiaries nationwide still choose to receive their benefits from fee-for-service Medicare. The choice between fee-for-service Medicare or Medicare Advantage is highly individual, and depends on a variety of unique circumstances and factors: for example, income, health status, the existence of retiree coverage for drugs and medical services, specific provider preferences, and travel frequency/ “snowbird” status. All of these factors are taken into account as beneficiaries determine what option best meets their health, financial, and other needs.

For the 37 million beneficiaries who remain in fee-for-service Medicare, they still must decide among Part D plan options and Medicare supplemental coverage, but what is clear given recent trends, more beneficiaries are choosing Medicare Advantage; since December 2010 Medicare Advantage enrollment has increased by 49 percent going from 11.8 million to 17.6 million today, and according to the Centers for Medicare & Medicaid Services (CMS) premiums have decreased by 6 percent.

The beneficiaries that elect to enroll in Medicare Advantage have numerous choices.

Across the nation, 143 insurers offer Medicare Advantage plans including United, Kaiser,

Anthem, WellCare, Health Net, InnovaCare, Cigna, HCSC, local Blue Cross Blue Shield plans, provider-based plans, and others. This year, 94 percent of Medicare beneficiaries chose from at least five Medicare Advantage plan options. More specifically, 76 percent of Medicare beneficiaries have a choice of more than 10 Medicare Advantage plans, and nearly 58 percent have a choice of more than 18 plans on average in 2015. In the counties with the most robust Medicare Advantage enrollment in 2015 beneficiary choice ranges from 21-38 plans. In fact, 10.7 million or one-fifth of Medicare beneficiaries who live in one of the 30 U.S. counties with the highest Medicare Advantage enrollment have an average of 29 plan options. Good examples of this competitive environment are Harris County, TX where 470,000 beneficiaries have 37 plan options or Los Angeles, CA where 1.35 million Medicare beneficiaries have 34 plans to choose from. In rural America where there may be fewer Medicare Advantage plan options, a large proportion of Medicare beneficiaries remain in fee-for-service.

Beneficiaries choosing between Medicare Advantage plans have numerous tools at their disposal, including the “star ratings” calculated by CMS. CMS calculates star ratings from 1 to 5 (with 5 being the best) based on quality and performance for Medicare Advantage and Part D plans. Each plan’s star rating is available on the CMS website so beneficiaries, their families, and their caregivers can use this information to compare plans when they make their enrollment decision. According to CMS, about 60 percent of Medicare Advantage enrollees are currently enrolled in plans with four or more stars for 2015, an increase of approximately 31 percent compared to 2012.

Humana currently has 3.14 million Medicare Advantage members, compared to Aetna’s much smaller membership of just over 1.2 million Medicare Advantage members. Within Medicare, the two companies have different focuses, Humana’s Medicare offerings are primarily for individual consumers, while 44 percent of Aetna’s Medicare members are enrolled in retiree group coverage. However, both companies have high-quality star ratings.

While the transaction will enhance Aetna’s Medicare Advantage presence, the combined company will have 4.4 million Medicare members representing only 8 percent of the 54 million beneficiaries enrolled in Medicare. Moreover, this will occur at a time when Medicare is adding 10,000 new beneficiaries to the program each day and is expected to have 70 million enrollees by 2023.

Medicare is tightly regulated to protect consumers. In Medicare Advantage, companies bid against government-determined county-level benchmarks and operate within regulated profit limits. Medicare Advantage plans have strong incentives to bid below fee-for-service benchmarks, since plans that do so receive a percentage of the difference as a rebate, which they must use to provide extra benefits (like dental or vision coverage and cost-sharing reductions). Plans that bid above the benchmark do not receive rebates. To enroll in a plan that bids above the benchmark, beneficiaries must pay a premium equal to the difference between the Medicare Advantage plan bid and the FFS benchmark amount. Today, 79 percent of Medicare beneficiaries have access to a zero-premium Medicare Advantage plan; 48 percent of Medicare Advantage enrollees are enrolled in a zero-premium plan--more evidence of the strong cost containment pressures and highly competitive environment. The same pressures will apply to the combination of Aetna and Humana.

In addition to regulating premiums, CMS scrutinizes Medicare Advantage plan bids to ensure that plans appropriately cover necessary services, meet stringent network requirements, and comply with a minimum medical loss ratio (MLR). The MLR measures medical costs as a percentage of premium revenues and limits what health plans can spend on administrative costs and profits by requiring them to spend the vast majority of premium dollars on providing care. This provides an after-the-fact backstop that directly limits the level of insurer profits.

Each year, beneficiaries have the opportunity to reevaluate their plans and “vote with their feet” by changing plans, or moving back to traditional fee-for-service Medicare during the annual open enrollment period. This framework keeps downward pressure on prices and upward pressure on quality.

Competition Will Also Remain Strong in Other Products

Beyond Medicare, there is very little overlap among Aetna and Humana’s other product lines. In the commercial market, Humana has less than 3 million members nationally (two percent of the national market) and has not sought to grow this business. Nationally, there are over 400 insurance companies in the commercial market. The most recent Government Accounting Office report on state-level concentration in commercial health insurance indicates that a Blue Cross Blue Shield insurer was the largest insurer from 2010-2013 in 44 states in the individual market, 38 states in the small group market, and 40 states in the large group market. Meanwhile, Aetna was the largest insurer in only one area (DC large group) and Humana was not the largest insurer in any area.

We anticipate the transaction will enhance competition in the public exchanges as well, where options are increasing for eligible enrollees. On July 27, 2015, the Department of Health & Human Services (HHS) announced that 86 percent of individuals eligible to enroll in the exchanges, had access to at least three issuers in 2015, up from 70 percent in 2014. Nearly 60 percent of counties experienced a net gain of at least one issuer, while only 8 percent of counties experienced a net loss of issuers.

In Medicaid managed care, Humana is a small player and not a close competitor of Aetna with a small number of Medicaid enrollees in four states (IL, VA, KY, and FL).

V. Benefits of the Acquisition for Consumers and Providers

Accelerating the Transition From a Volume to Value Based System. We see the acquisition of Humana as a way to accelerate the transition from a volume-based health care system (which reimburses providers based on the number of services performed) to a value-based health care system that improves the overall health of our members. The old insurance model of simply negotiating rates and paying claims does not meet the changing needs of our industry and U.S. consumers. To survive, let alone thrive, stakeholders will need to collaborate with one another, including a renewed focus on quality.

Both companies know combining technology, with trusted provider partnerships, along with targeted disease and care management programs for high risk populations works. The below examples illustrate how Aetna and Humana have already had successful provider partnerships that resulted in improved health outcomes for consumers. Coming together will provide greater ability to accelerate the implementation of value-based payment models built around keeping members as health and productive as possible.

Improved Access to Value Based Care Models. Together with other like-minded private organizations, Aetna has made a pledge to have 75 percent of medical spend in value-based payment arrangements by 2020 — surpassing the goal set by CMS. Similarly, 54 percent of Humana beneficiaries are in accountable care relationships today (a total of 1.5 million Medicare Advantage members cared for by 33,000 primary care physicians in 43 states), and the company is on course to have more than 75 percent of beneficiaries in accountable care relationships by 2017.

Improve Quality. Humana’s accountable care relationships are improving the quality of patient care delivered to its members. Humana Medicare Advantage members in accountable care relationships have a 4 percent lower hospital readmission rate than traditional, fee-for- service Medicare and 7 percent fewer emergency room visits. In addition, Humana’s accountable care providers had an average Healthcare Effectiveness Data and Information Set (HEDIS) Star score of 4.25 compared to an average score of 3.65 for traditional fee-for-service providers.

Lower Costs. Both Aetna and Humana have already demonstrated success in lowering costs as well as improving quality through alternative payment models. For example, in 2013, Humana experienced a 19 percent overall cost improvement for Medicare Advantage members who were treated in an accountable care setting compared with members who were treated by other providers.

Similarly, Aetna’s collaborations with the Memorial Herman Accountable Care Organization in Houston, Texas and Banner Health Network in Mesa, Arizona have led to positive results including consistent membership growth – showing that this type of care model and health plan is resonating – and cost and quality improvements. For example, Memorial Hermann has consistently improved efficiencies, and thereby lowered costs, in the self-insured population from 2013 to 2014 by:

•	Increasing the generic prescribing rate by 21.3 percent;

•	Reducing avoidable emergency room visits by 13.5 percent;

•	Reducing the 30-day admission rate by 1.3 percent;

•	Reducing impactable medical days by 55.8 percent; and

•	Reducing impactable surgical days by 49.3 percent.

In addition, all six quality metrics that were measured during the same period of time exceeded their targets. These goals included improved screening rates for cancer and increased testing for patients with diabetes.

Likewise, Banner Health Network has experienced positive results through its collaboration. During the second year of the collaboration, Banner saw the following results in the Aetna Whole Health fully-insured commercial membership:

•	5 percent medical cost savings;

•	9 percent reduction in radiology services; and a

•	9 percent decrease in avoidable admissions.

Banner’s leadership attributes much of its success to the mutual trust it built with Aetna.

In sum, these strengths of these two largely complementary companies will create a single entity better positioned to provide higher-value, lower-cost service to more consumers, well advance of HHS’ goal to establish 50 percent of Medicare payments through value based payment arrangements via accountable care and alternative payment model arrangements.

Measuring Healthy Days

Another benefit of the merger will be that the combined company will gain Humana’s - consumer-centered approach to measuring healthy days. Humana has developed a way to determine if we are achieving our mission to build a healthier world. The combined Aetna- Humana will measure its members’ number of Healthy Days using a consumer-focused health measure originally created by the Centers for Disease Control. “Healthy Days” asks people about general self-rated health, and includes a total of four questions. Two of these questions focus on physical and mental health over the previous 30 days, and are used to derive an index of unhealthy days. Those questions are:

1.   Now, thinking about your physical health, which includes physical illness and injury, for how many days during the past 30 days was your physical health not good?

2.   Now, thinking about your mental health, which includes stress, depression, and problems with emotions, for how many days during the past 30 days was your mental health not good?

This questionnaire has been shown to provide a holistic view of a person’s health, and to capture perceptions of health regardless of age, gender, race, or health condition.

VI. Next Steps

The July announcement of the Aetna acquisition of Humana is the first step in process that will be subject to both Federal and State review. Over the next several months, we will work with the appropriate Federal and State regulators to answer their questions as they review the transaction.

While it is too early to talk about organizational changes, you can count on our commitment to develop the most talented organization in the industry and to treat people with respect and dignity as we develop our integration plans. We have a long tradition in Hartford and expect that to continue. We will make Humana’s location in Louisville the headquarters for our combined Medicare, Medicaid, and Tricare businesses. Founded in Louisville more than 50 years ago, Humana has a long history of contributing to the Louisville community, and the combined company will maintain a significant corporate presence in Louisville.

As part of our ongoing commitment to our employees, Aetna recently announced that we would increase our U.S. minimum base wage to $16 per hour, effective April of this year. That increase is an average of 11 percent, and for some employees is as much as 33 percent. This will positively impact approximately 5,700 employees. As a result of this policy, we expect approximately 10,000 of Humana’s employees to get a raise to $16 per hour once we integrate the compensation structure of the two companies. In addition, starting in 2016 we will also offer to cover more of the health care costs for approximately 7,000 U.S. employees based on their total household income, where certain employees could potentially save up to $4,000. In addition to the positive impacts this will have on our employees’ household budgets, our hope is these initiatives will help reduce employee turnover in important consumer and provider facing jobs and better enable us to achieve our consumer-centric vision by having an energized workforce excited to come to work each day.

VII. Conclusion

The Aetna and Humana transaction brings together two highly complementary businesses in a sector that will continue to be marked by significant and dynamic competition. Combining these companies will enable us to offer consumers a broader choice of products, access to higher quality and more affordable care, and a better overall experience in more geographic locations across the country. Additionally, the combination of these two companies with top- rated Medicare plans, will allow us to accelerate the transformation from a model based on volume to one that is based on value and increases the number of healthy days a person enjoys each year.

Thank you for the opportunity to testify today, and I look forward to addressing any questions you may have.

Attachment 1 – Background Information About Aetna and Humana

Beginning as a Life Insurance Company in Hartford, Connecticut in 1853, Aetna now serves 46 million individuals with information and resources to help them make better informed decisions about their health care. Our health insurance plans and services include: medical, pharmacy and dental plans; life and disability plans; behavioral health programs; and medical management. These plans and services are provided by our 46,000 employees across the globe.

Locally, nationally and internationally, Aetna continues to innovate and grow our products and services. While our commercial business provides health benefits for 19.2 million of our 22.7 million medical members, we are continuing to expand our innovative consumer-directed plan options. To meet the needs of a changing marketplace, we offer a growing number of self- insured options, particularly in the middle market that serves employers with 100-3,000 lives. We also offer plans for individuals and small businesses in both public and private exchanges.

Aetna has also continued to strengthen its Government business, which currently includes membership in Medicare Advantage individual and group plans, Medicare Part D, Medigap, and Medicaid.

Humana is a leading health and well-being company focused on making it easy for people to achieve their best health with clinical excellence through coordinated care. Humana has a long history of being a leader in providing innovative and high quality health plan choices to Medicare beneficiaries. The company’s strategy integrates care delivery, the member experience, and clinical and consumer insights to encourage engagement, behavior change, proactive clinical outreach and wellness for millions of people it serves across the country. Humana insures over 9.7 million Americans, which includes providing Medicare benefits to over 3.1 million beneficiaries through the Medicare Advantage program and stand-alone Medicare Part D coverage to nearly 4.4 million members.

Important Information For Investors And Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction between Aetna Inc. (“Aetna”) and Humana Inc. (“Humana”), Aetna has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, including Amendment No. 1 thereto, containing a joint proxy statement of Aetna and Humana that also constitutes a prospectus of Aetna. The registration statement was declared effective by the SEC on August 28, 2015, and Aetna and Humana commenced mailing the definitive joint proxy statement/prospectus to shareholders of Aetna and stockholders of Humana on or about September 1, 2015. INVESTORS AND SECURITY HOLDERS OF AETNA AND HUMANA ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of the registration statement and the definitive joint proxy statement/prospectus and other documents filed with the SEC by Aetna or Humana through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Aetna are available free of charge on Aetna’s internet website at http://www.Aetna.com or by contacting Aetna’s Investor Relations Department at 860-273-2402. Copies of the documents filed with the SEC by Humana are available free of charge on Humana’s internet website at http://www.Humana.com or by contacting Humana’s Investor Relations Department at 502-580-3622. Aetna, Humana, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Humana is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 18, 2015, its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 6, 2015, and its Current Report on Form 8-K, which was filed with the SEC on April 17, 2015. Information about the directors and executive officers of Aetna is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014 (“Aetna’s Annual Report”), which was filed with the SEC on February 27, 2015, its proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on April 3, 2015 and its Current Reports on Form 8-K, which were filed with the SEC on May 19, 2015, May 26, 2015 and July 2, 2015. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the definitive joint proxy statement/prospectus of Aetna and Humana filed with the SEC and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “explore,” “evaluate,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” or “will,” or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond Aetna’s and Humana’s control.

Statements in this communication regarding Aetna that are forward-looking, including Aetna’s projections as to the anticipated benefits of the pending transaction to Aetna, the impact of the pending transaction on Aetna’s businesses, the synergies from the pending transaction, and the closing date for the pending transaction, are based on management’s estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond Aetna’s control. In particular, projected financial information for the combined businesses of Aetna and Humana is based on management’s estimates, assumptions and projections and has not been prepared in conformance with the applicable accounting requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. None of this information should be considered in isolation from, or as a substitute for, the historical financial statements of Aetna or Humana. Important risk factors could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to: the timing to consummate the proposed acquisition; the risk that a condition to closing of the proposed acquisition may not be satisfied; the risk that a regulatory approval that may be required for the proposed acquisition is delayed, is not obtained or is obtained subject to conditions that are not anticipated; Aetna’s ability to achieve the synergies and value creation contemplated by the proposed acquisition; Aetna’s ability to promptly and effectively integrate Humana’s businesses; the diversion of management time on acquisition-related issues; unanticipated increases in medical costs (including increased intensity or medical utilization as a result of flu or otherwise; changes in membership mix to higher cost or lower-premium products or membership-adverse selection; medical cost increases resulting from unfavorable changes in contracting or re-contracting with providers (including as a result of provider consolidation and/or integration); and increased pharmacy costs (including in Aetna’s health insurance exchange products)); the profitability of Aetna’s public health insurance exchange products, where membership is higher than Aetna projected and may have more adverse health status and/or higher medical benefit utilization than Aetna projected; uncertainty related to Aetna’s accruals for health care reform's reinsurance, risk adjustment and risk corridor programs (“3R’s”); the implementation of health care reform legislation, including collection of health care reform fees, assessments and taxes through increased premiums; adverse legislative, regulatory and/or judicial changes to or interpretations of existing health care reform legislation and/or regulations (including those relating to minimum MLR rebates); the implementation of health insurance exchanges; Aetna’s ability to offset Medicare Advantage and PDP rate pressures; and changes in Aetna’s future cash requirements, capital requirements, results of operations, financial condition and/or cash flows. Health care reform will continue to significantly impact Aetna’s business operations and financial results, including Aetna’s pricing and medical benefit ratios. Key components of the legislation will continue to be phased in through 2018, and Aetna will be required to dedicate material resources and incur material expenses during 2015 to implement health care reform. Certain significant parts of the legislation, including aspects of public health insurance exchanges, Medicaid expansion, reinsurance, risk corridor and risk adjustment and the implementation of Medicare Advantage and Part D minimum medical loss ratios (“MLRs”), require further guidance and clarification at the federal level and/or in the form of regulations and actions by state legislatures to implement the law. In addition, pending efforts in the U.S. Congress to amend or restrict funding for various aspects of health care reform, and litigation challenging aspects of the law continue to create additional uncertainty about the ultimate impact of health care reform. As a result, many of the impacts of health care reform will not be known for the next several years. Other important risk factors include: adverse changes in health care reform and/or other federal or state government policies or regulations as a result of health care reform or otherwise (including legislative, judicial or regulatory measures that would affect Aetna’s business model, restrict funding for or amend various aspects of health care reform, limit Aetna’s ability to price for the risk it assumes and/or reflect reasonable costs or profits in its pricing, such as mandated minimum medical benefit ratios, or eliminate or reduce ERISA pre-emption of state laws (increasing Aetna’s potential litigation exposure)); adverse and less predictable economic conditions in the U.S. and abroad (including unanticipated levels of, or increases in the rate of, unemployment); reputational or financial issues arising from Aetna’s social media activities, data security breaches, other cybersecurity risks or other causes; Aetna’s ability to diversify Aetna’s sources of revenue and earnings (including by creating a consumer business and expanding Aetna’s foreign operations), transform Aetna’s business model, develop new products and optimize Aetna’s business platforms; the success of Aetna’s Healthagen® (including Accountable Care Solutions and health information technology) initiatives; adverse changes in size, product or geographic mix or medical cost experience of membership; managing executive succession and key talent retention, recruitment and development; failure to achieve and/or delays in achieving desired rate increases and/or profitable membership growth due to regulatory review or other regulatory restrictions, the difficult economy and/or significant competition, especially in key geographic areas where membership is concentrated, including successful protests of business awarded to Aetna; failure to adequately implement health care reform; the outcome of various litigation and regulatory matters, including audits, challenges to Aetna’s minimum MLR rebate methodology and/or reports, guaranty fund assessments, intellectual property litigation and litigation concerning, and ongoing reviews by various regulatory authorities of, certain of Aetna’s payment practices with respect to out-of-network providers and/or life insurance policies; Aetna’s ability to integrate, simplify, and enhance Aetna’s existing products, processes and information technology systems and platforms to keep pace with changing customer and regulatory needs; Aetna’s ability to successfully integrate Aetna’s businesses (including Humana, Coventry, bswift LLC and other businesses Aetna may acquire in the future) and implement multiple strategic and operational initiatives simultaneously; Aetna’s ability to manage health care and other benefit costs; adverse program, pricing, funding or audit actions by federal or state government payors, including as a result of sequestration and/or curtailment or elimination of the Centers for Medicare & Medicaid Services’ star rating bonus payments; Aetna’s ability to reduce administrative expenses while maintaining targeted levels of service and operating performance; failure by a service provider to meet its obligations to us; Aetna’s ability to develop and maintain relationships (including collaborative risk-sharing agreements) with providers while taking actions to reduce medical costs and/or expand the services Aetna offers; Aetna’s ability to demonstrate that Aetna’s products and processes lead to access to quality affordable care by Aetna’s members; Aetna’s ability to maintain Aetna’s relationships with third-party brokers, consultants and agents who sell Aetna’s products; increases in medical costs or Group Insurance claims resulting from any epidemics, acts of terrorism or other extreme events; changes in medical cost estimates due to the necessary extensive judgment that is used in the medical cost estimation process, the considerable variability inherent in such estimates, and the sensitivity of such estimates to changes in medical claims payment patterns and changes in medical cost trends; a downgrade in Aetna’s financial ratings; and adverse impacts from any failure to raise the U.S. Federal government's debt ceiling or any sustained U.S. Federal government shut down. For more discussion of important risk factors that may materially affect Aetna, please see the risk factors contained in Aetna’s 2014 Annual Report on Form 10-K (“Aetna’s 2014 Annual Report”) on file with the Securities and Exchange Commission (“SEC”). You should also read Aetna’s 2014 Annual Report and Aetna’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2015, on file with the SEC, for a discussion of Aetna’s historical results of operations and financial condition.

No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do occur, what impact they will have on the results of operations, financial condition or cash flows of Aetna or Humana. Neither Aetna nor Humana assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.